Exhibit 99.(g)(1)

Budget Policy Statement 2009

Economic and Fiscal Forecasts December 2008

Hon Bill English, Minister of Finance

18 December 2008

Contents

Budget Policy Statement 2009

Executive Summary

Introduction

Economic Strategy

Fiscal Strategy

Budget 2009

Conclusion

Annex 1 - Long-term Fiscal Objectives and Short-term Fiscal Intentions

Economic and Fiscal Forecasts December 2008

Statement of Responsibility

Overview

Main Forecasts

Alternative Scenarios

Downside Scenario

Upside Scenario

Ten-year Post-forecast Projections

Finalisation Dates and Assumptions for the Forecasts

Risks to Fiscal Forecasts

Time Series of Fiscal and Economic Indicators

Fiscal Indicators

Economic Indicators

B.1

Budget Policy Statement 2009

Hon Bill English, Minister of Finance

18 December 2008

ISBN 978-0-478-33031-1 (Print)

ISBN 978-0-478-33032-9 (Online)

The Purpose of the Budget Policy Statement

The Public Finance Act 1989 specifies principles of responsible fiscal management and sets out reporting requirements on the Minister of Finance and the Treasury.  The reporting requirements on the Minister include two fiscal responsibility documents: the Budget Policy Statement (BPS) and the Fiscal Strategy Report (FSR).  These documents focus on different aspects of the Government’s fiscal policy.  The Budget Policy Statement has a shorter-term focus.  It sets out the overarching policy goals that will guide the Government’s Budget decisions and the Government’s priorities for the forthcoming Budget.  The requirements of the Budget Policy Statement are to:

•                  state broad strategic priorities for the forthcoming Budget;

•                 state any changes to long-term objectives;

•                 state any changes to short-term intentions; and

•                 explain how the changes in objectives and short-term intentions accord with the principles of responsible fiscal management.

The Fiscal Strategy Report sets out the Government’s long-term fiscal strategy and explains how that strategy accords with the principles of responsible fiscal management.  The requirements of the Fiscal Strategy Report are to:

•                 state long-term objectives for fiscal policy;

•                 explain how the objectives accord with the principles of responsible fiscal management;

•                 provide projections over at least 10 years showing likely progress against long-term fiscal objectives; and

•                 state short-term intentions (three or more years) and their consistency with long-term objectives and the Economic and Fiscal Update (EFU).

Budget Policy Statement

Executive Summary

It is clear that the global and domestic economic outlook is significantly worse than forecast previously.  We have inherited an economic and fiscal position that has deteriorated dramatically since the middle of this year – and, indeed, since the Pre-election Update was issued in October.

Updated Treasury forecasts confirm that New Zealand’s fiscal position is now expected to drop away faster and more steeply than previously forecast.  This shows through in a number of indicators, including forecast fiscal balances, projected Crown debt levels and expected levels of unemployment.

Although this is an international phenomenon, our own economy was already in recession before the latest international events unfolded, in part as a result of structural issues that had not been addressed by the previous government.

This Government understands that 2009 and beyond will be tough for many New Zealanders who will be anxious and concerned about their families, their businesses and the economy more generally.  The coming year in particular will be challenging for everyone.

The Government’s top priority is to manage the economic challenges that lie ahead.  The deteriorating economic and fiscal outlook has strengthened our resolve to raise incomes by improving productivity and economic growth.

Budget 2009 will be the start of a three-year programme that will provide New Zealanders with financial security through these difficult times.  We will do this in a way that is both fiscally responsible and provides New Zealanders with a solid platform to achieve higher and sustainable economic growth over the medium-term and beyond.

We will put more money in New Zealanders’ pockets through cuts to personal income tax and changes to mandatory KiwiSaver contribution rates; we will control government spending and demand better value for all New Zealanders; and we will remove barriers preventing New Zealand becoming more competitive and achieving higher productivity growth.

Introduction

This Government aims to lift incomes in New Zealand by increasing productivity and economic growth.  We want innovative businesses competing in the world and people benefiting from higher skills and incomes and better quality public services. Our policies are focused on delivering this.

The current financial market turmoil and its effects on economic activity around the world mean that this focus is critical.  The Government is not simply dealing with a relative slide in the country’s performance that can be dealt with over time; the next couple of years will be very difficult.

The financial market upheaval this year is one of the largest shocks to the world economy in the past 50 years and the impact it will have on the world and on New Zealand is highly uncertain.  The economy will be smaller than forecast at the Pre-election Update in October and substantially smaller than forecast in May’s Budget Update.  The Treasury has prepared a main forecast and two additional scenarios for the economy and the impact economic developments could have on the fiscal position.  The scenarios are explained in the updated Economic and Fiscal Forecasts.

Table 1 – Economic and fiscal forecasts

	2008	2009	2010	2011	2012	2013
	Actual	Forecast	Forecast	Forecast	Forecast	Forecast

Real production GDP (annual average % change, March year)
Upside scenario	3.2	0.3	1.3	3.6	3.9	3.6
Main forecast	3.2	0.3	0.8	2.9	3.9	3.8
Downside scenario	3.2	-0.2	-0.3	2.3	4.5	4.2
Unemployment rate (%, March quarter)
Upside scenario	3.7	4.7	5.7	5.3	4.6	4.1
Main forecast	3.7	4.7	6.4	6.2	5.4	4.6
Downside scenario	3.7	5.0	7.2	7.1	5.9	4.8
Gross Sovereign-issued Debt (GSID) (% GDP, June year)
Upside scenario	17.5	19.2	20.6	24.1	26.4	29.1
Main forecast	17.5	19.2	21.0	26.0	29.4	33.1
Downside scenario	17.5	19.5	22.7	29.4	34.0	38.6

These economic events will affect more than just tax revenue and the fiscal accounts.  As profits fall, firms will invest less and unemployment is likely to increase.  In the main forecast the Treasury expects unemployment to increase by 52,000 between September 2008 and June 2010, taking the unemployment rate to 6.5%.  The prices of commodity exports have already fallen and are expected to fall further, meaning a drop in farmers’ incomes.

Given this outlook, the appropriate response is, for a time, to allow the Government’s fiscal position to bear its share of the burden of the economic downturn, rather than raising taxes and cutting expenditure in response.  This entails running an operating deficit and therefore increasing Crown debt.  Cuts to Government expenditure in an attempt to balance the books that had a substantial impact on aggregate demand would simply push the economy deeper into recession.

Around the world governments have announced packages of tax cuts and spending increases to support their domestic economies with consequential impacts on individual government deficits.  As a result many countries are now considering the path for returning to more prudent debt levels over time.  While New Zealand has one of the lowest levels of government gross debt and net debt in the OECD, the fiscal projections show that the Government will have to take actions to bring debt levels back under control while also managing through the economic storm.

The exact magnitude of the impact of the weak economy on the fiscal position, and the extent to which it represents a long-lasting structural change are uncertain.  Nevertheless,

the scenarios produced by the Treasury show that if policy settings are not adjusted in the future then the changes to the fiscal outlook do not reflect a temporary change; the effects are long-lasting.

These projected increases in debt and declines in the Crown’s net worth are outside of the range that the Government considers prudent.  The Government will therefore not allow these projections to eventuate.  Accumulating debt places a burden on future generations and this is inequitable when not matched by an equivalent increase in productive assets.

Over the medium term the Government’s focus will be on taking policy actions to strengthen the economy, limiting expenditure growth, getting better value for money out of existing expenditure, continuing to ensure that tax bases are maintained, and ensuring that its assets are managed as effectively as possible.  Actions in these areas will significantly improve the longer-term fiscal track, bring Crown debt back down to prudent levels, and increase net worth.

In the short term, the Government’s immediate steps will be to:

•                  establish the true nature of the fiscal risks that exist;

•                  where possible, drop unfunded commitments made by the previous Government;

•                  establish a Budget process for 2009 that is limited to the immediate priorities of the Government and any emergency pressures; and

•                  halt the growth in the number of people employed in back office government administration.

Budget 2009 will be the start of a three-year approach to implementing our priorities. The first year sees a focus on the policies in the Post-election Action Plan.  We will manage this within an operating allowance of $1.75 billion per annum in Budget 2009.  To bring forward infrastructure spending we are increasing the capital allowance from $900 million to $1.45 billion for Budget 2009.  Budgets 2010 to 2012 will have the same allowance, meaning a total of $5.8 billion in new capital spending between Budget 2009 and Budget 2012.  Budget 2013 will increase the capital allowance to $1.65 billion.

We are already legislating for some of the changes described above.  Our April 1 tax cuts have been passed into law and changes to the Resource Management Act (1991) (RMA) will come before Parliament early in 2009.  The transitional relief package to help people made redundant will be implemented shortly.  Tax cuts and infrastructure spending will underpin future growth and provide a short-term boost to activity.  The overall fiscal stimulus is at the upper end of international reaction to the current situation.

We are also reviewing public sector spending and red tape that constrains businesses.  We do not want unnecessary barriers to investment, growth and job creation.  Ensuring that the public sector is focused on doing the right things in the right way at the least cost is a key way of supporting that growth as well as providing better quality services.  Greater efficiency and value for money are also required to deal with our fiscal challenges.

The Government is taking action now to address the fiscal challenges ahead of us.  The 2009 Fiscal Strategy Report will set out further credible and achievable steps that the Government intends to take.  These steps will be consistent with our longer-term goal of growing the economy and lifting productivity and will include a focus on getting a better return from government spending and reducing waste.

Economic Strategy

Our short-term response...

The current international financial turmoil is spilling over into the real economy and significantly worsening an already negative domestic situation.  The impact on New Zealand is likely to mean we will be in a period of negative or slow growth for longer than previously thought.  In this environment the Government will need to maintain aggregate demand to stimulate economic activity within New Zealand.

...must also contribute to our medium-term goal

This short-term response must also serve our medium-term growth priorities.  Over the medium term we will seek to grow our economy by enabling our firms to better adapt and compete in the face of global trends and challenges.  Our tax cuts and infrastructure package support this goal.

New Zealanders aspire to have high living standards.  To achieve this we must raise our per capita incomes.  Our recent growth in GDP per capita has come primarily from growth in hours worked.  Over the medium term, further growth in GDP must come from increasing our GDP per hour worked: our productivity.

To grow faster, our firms need a business environment that opens up opportunities, encourages capital investment and rewards people with good ideas and the right skills

Our firms need to become more productive, with resources flowing easily to where they are most valuable.  We need to do better across the drivers of productivity, notably capital investment.  A higher stock of high-quality, well-managed capital will increase opportunities for production to expand.

To raise our capital stock we need to create more opportunities for productive investment and give our firms more confidence to invest.  We need to:

•                  drive better value for money out of the public sector;

•                  lower tax, make regulation simpler and more transparent, and enhance competition policy;

•                  increase investment in high quality infrastructure;

•                  lift education standards; and

•                  reform the Resource Management Act (RMA) (1991).

We have reduced personal income tax...

Productivity-enhancing investment is likely to be boosted by lowering personal income taxes and by creating a more neutral tax regime.

Reducing high marginal personal income tax rates will increase incentives for entrepreneurship and make New Zealand more attractive for skilled people and graduates.  This is a key part of making New Zealand more globally competitive.  We see lower personal tax rates as the initial priority because the recent reduction in the company tax rate and the establishment of a 30% tax rate for many investments has addressed immediate concerns in these areas but has increased the gap with the top personal rate.

...and we will also begin lifting our investment in infrastructure to shift the flow of goods, people and ideas for New Zealand up a gear

Planned spending on infrastructure will be brought forward, and we are introducing a larger capital allowance for Budget 2009 than announced in the 2008 Fiscal Strategy Report.  The allowances for Budget 2009 include funding to increase fiscal stimulus by bringing forward infrastructure spending, including school property, housing and road projects.

One of the reasons infrastructural investment is important is because of its impact on transport and communications costs. OECD estimates suggest that distance from markets reduces New Zealand’s GDP per capita by 10%. These costs can potentially be reduced by higher-quality infrastructure.

The quality of our investments in infrastructure must improve.  Our road and electricity networks are examples of areas of national significance where we need faster consenting and faster building.  Our national infrastructure extends into our communities too — for example, our hospitals and our planned 21st century school building programme.  Better planning and management of these public assets will drive better performance in these sectors.

Broadband has the potential to shorten economic distance for our firms and lead to significant productivity gains.  Ultra-fast broadband offers productivity benefits through encouraging online innovation amongst firms targeting residential customers, service innovations in health and education services, and in the rural sector.

Reform of the Resource Management Act 1991 (RMA) will have important implications for productivity by reducing costs, delay and uncertainty that some applicants face in seeking to progress their projects, and by encouraging the more efficient allocation of natural resources.  Improvements to the RMA regime will also have flow-on complementary benefits for our investments in infrastructure.

In the medium term our economic strategy will focus on reform to lift investment, education standards and value for money in the public sector...

We have a medium-term strategy to continually drive productivity growth improvements extending into investment, lifting education standards and value for money in the public sector. In particular, we will:

•                  be disciplined about government spending and reducing red tape;

•                  raise education standards; for example, by setting national standards in literacy and numeracy;

•                  increase productivity in frontline public services, like our hospitals; and

•                  continue to look to reduce taxes to allow our people and businesses to get ahead under their own steam.

Tackling all of these will take time but it is essential that all of these steps are taken as there is no single solution to lift New Zealand’s economic performance.  Results will emerge over the medium to long term as a product of actions across policy areas.

...to create a more business-friendly environment in New Zealand so we compete more successfully in the global economy

Complementing our Budget strategy, we will reform the management of regulation in New Zealand to make our business environment friendlier to productivity growth.  The combination of a significant amount of new regulation recently and improvements in other OECD countries means that many countries are catching up to, or surpassing, New Zealand in international indices of regulatory quality.  Having a high-quality regulatory environment will be an essential complement to other actions to lift productivity, including our increased emphasis on infrastructure investment.

New Zealand is a small, open economy in a world that is continuing to globalise and must therefore have a careful eye on international developments when setting domestic policy.  Our economic strategy is closely linked to our international competitiveness in trade and in attracting labour and capital.  Increasing our integration with the global economy is a key economic opportunity for New Zealand.

It is important that our medium-term strategy also positions the economy to deal with long-term fiscal challenges

An ageing population and the resulting expected increases in superannuation and health expenditure mean that the Government is projected to face rising expenses in the future.  The latest projections mean that the long-term fiscal position has deteriorated.  Deficits and increasing debt as a share of GDP in the near term will mean that finance costs crowd out spending and make it more difficult to make adjustments further down the track.  Improving the fiscal outlook will help position the economy to deal with these challenges.

Fiscal Strategy

The starting position for government debt is low …

Figure 1 shows the movements in fiscal aggregates since the early 1970s. The ratio of gross debt to GDP has declined in the past 20 years.

After peaking at just below 80% of GDP in 1987, debt has steadily declined and was 17.5% of GDP in June 2008.  Net worth has lifted sharply, moving from a negative position in the mid-1990s to now be strongly positive, at just below 60% of GDP.  These developments mean that New Zealand is coming into a period of weak growth from a stable starting fiscal position.

Figure 1 – Fiscal aggregates

Source: The Treasury

… however, the forecasts of the fiscal outlook have deteriorated significantly since the Budget Update

While the starting level of government debt is low, the fiscal outlook for the future has deteriorated since the Budget Update and the Pre-election Update.  At the time of the Budget Update, gross debt was forecast to be 16.8% of GDP by 2011/12 and projected to increase to 21.2% of GDP by 2017/18 before declining a little, to under 20% by 2022/23.

The latest forecasts show gross debt increasing to 33.1% by 2012/13 and it is projected to then increase to around 57% by 2022/23 in the absence of any policy changes.  This is a result of a projected long period of operating deficits, which start in 2009/10 as the economy goes through a weak period of growth.  The deficits are forecast to remain, even as the economy begins to grow more quickly.

Figure 2 – Changes in forecast nominal GDP since Budget Update

Source: The Treasury

A number of factors have combined to contribute to the projected decline in the fiscal position in the future, including:

•                  a weak outlook for the economy, reducing incomes and profits and therefore tax revenue.  The Treasury also expects the weak economy to result in higher expenditure on benefits.  The impact of weaker real economic activity on nominal GDP is shown by the change in real GDP component of figure 2;

•                  the effects of lower inflation reducing the nominal tax base.  This should also reduce the rate of increases in fiscal costs.  The impact of lower forecasts for prices on GDP is shown in the change in prices component of figure 2; and

•                  structural increases in spending in the past.

Figure 3 – Core Crown revenue and expenses

Source: The Treasury

Figure 3 shows that even once the economy starts to pick up momentum during 2010 and 2011, the forecast increase in revenue is not enough to cover rising expenses, including the impact of higher debt servicing costs as debt grows.  As a result, deficits are forecast to continue.

There is a lot of uncertainty around the economic outlook at present …

Since the Budget Update, the Treasury has made sizeable downward revisions to its forecasts of activity in New Zealand and the terms of trade, in part owing to the deteriorating outlook for trading partner growth and because of the effect of financial market turmoil on the availability of credit in New Zealand.  Reflecting this uncertainty, the Treasury has produced a main forecast and two additional scenarios showing how the economy could develop.

The weaker outlook for the economy is the result of a number of factors:

•                  Financial market turmoil and its impact on the international economy is forecast to reduce activity internationally and weaken the trading environment for New Zealand firms.

•                  The availability of credit has tightened and households and businesses are expected to be more cautious in their spending.

•                  Imbalances have emerged in the New Zealand economy during a period of above-trend growth.  Exports have been weak, household debt has reached record levels and the current account deficit is high.  Resolving these imbalances will take time.

Forecasts of international, and New Zealand, economic activity have been volatile recently.  This uncertainty means that the possible fiscal outlook sits within a wide range of outcomes.  Our fiscal strategy therefore needs to be flexible enough to deal with this range of possible outcomes.

… but sizeable fiscal stimulus is helping to buffer the economy

Fiscal stimulus is in the pipeline through changes to taxes.  In addition, the forecast increase in unemployment spending is also operating to help buffer the economic slowdown.  Figure 4 plots estimates of discretionary fiscal easing across the years 2007 to 2010 for OECD economies.  Based on these estimates, fiscal easing in New Zealand is at the more expansionary end of what is being carried out internationally.(1)

The Government is conscious of the need to support economic activity at present. Falling interest rates mean that monetary policy is now more stimulatory.  Our planned tax cuts and infrastructure spending will help maintain activity and we are bringing forward some further capital spending to help boost activity.  At present the Government believes that the extent of fiscal stimulus is an appropriate response to the circumstances facing New Zealand.

(1)          Fiscal easing is measured as the change in the underlying general government financial balance, which removes the estimated effects of the business cycle as well as one-off factors.  These are OECD estimates from the Economic Outlook released in November.  The OECD finalised their estimates based on information available on 14 November 2008, basing their fiscal estimates on legislated tax and spending decisions, as well as other announced policies that are likely to be implemented in their announced form.  The fast-changing nature of the global situation and policy responses across OECD economies means that these estimates are subject to change.

Figure 4 – Change in general government structural balances between 2007 and 2010

Source: OECD, the Treasury

Many countries are encountering a similar situation, with declining growth and worsening fiscal outlooks, and are considering the appropriate response.  In some cases this includes revisiting fiscal strategies and targets, and the path for returning to more prudent debt levels over time.

The forecasts and projections of debt are outside the range that the Government considers prudent and we will be taking steps to ensure debt and net worth do not deteriorate to the extent projected

The 10-year fiscal projections from 2012/13 to 2022/23 in the updated economic and fiscal forecasts show what would happen if the economy develops in line with the Treasury’s forecasts and projections, and in the absence of any action from the Government to prevent such developments.  The updated forecasts and projections are not consistent with the long-term objectives set out by the previous Government in the 2008 Fiscal Strategy Report and are not consistent with the Government’s intentions.  Across the three scenarios that Treasury have prepared, the 10-year projections suggest a path that is outside of the range that the Government considers prudent in light of rising debt servicing costs and preparation for future fiscal pressures.  Our initial steps to deal with these challenges are to:

•                  establish the true nature of the fiscal risks that exist;

•                  where possible, drop unfunded commitments made by the previous Government;

•                  establish a Budget process for 2009 that is limited to the immediate priorities of the incoming Government and any emergency pressures; and

•                  halt the growth in the number of people employed in back office government administration.

The fiscal objectives will be revised in the 2009 Fiscal Strategy Report

In the 2009 Fiscal Strategy Report we will set new fiscal objectives.  Our focus will be on ensuring a stable economic environment, underpinned by a plan to set revised objectives, and take credible and achievable steps, which will be published in the 2009 Fiscal Strategy Report, to stop debt rising and eventually get it down and maintain net worth.  Achieving this will mean a focus on influencing the fiscal aggregates, such as debt and net worth measures over a long time period, lifting growth in the economy and constraining expenditure.  Our objective is to lift growth through reducing regulation, lower taxes and lifting productivity.  Having a public sector that delivers quality services and better value for our investment in it is an important component of achieving the fiscal outcomes we want.

Budget 2009

Budget 2009 will advance our objective of building a growing economy…

Budget 2009 will focus on the implementation of our economic strategy to lift productivity, growth and incomes and fund our high-priority policy areas, particularly those announced in our Post-election Action Plan.  We will build on these initial steps in later Budgets.

One of the first steps in our economic strategy was to implement the initial stage of our programme of reducing personal income tax, which will help people get ahead.  Productivity-enhancing investment is likely to be boosted by lower income taxes and creating a fairer tax regime.  Reducing high marginal personal tax rates will increase incentives for entrepreneurship and make New Zealand more attractive for skilled people, including graduates.

Another priority is developing an education system that contributes to productivity through better skills and helps every New Zealander climb the ladder of opportunity.

Infrastructure spending targeted at sparking strong economic growth will be a priority for Budget 2009.  We will boost investment in infrastructure, including broadband and roads to help lift productivity and move the economy out of recession.

Getting better value from existing government spending is a crucial component of driving higher productivity growth and Budget 2009 will advance our focus on reducing bureaucracy and waste and moving towards the Government providing the right service at the right time at the right cost.

Alongside this drive to get better value from spending will be a strong focus on removing and simplifying red-tape so that businesses can spend time innovating and growing rather than complying with excessive regulation.

…and providing security and opportunity for New Zealanders

The Government is committed to maintaining entitlements that give people security in hard times.  Providing security and opportunity will be a focus of our Government, with an approach centred on work and genuine support for people in need.  The international financial developments have made people nervous about their own financial security and prospects.  Budget 2009 will provide certainty to New Zealanders to help them through tough times.  This will include:

•                  the introduction of a time-limited package of transitional relief for people who have been made redundant;

•                  legislating for inflation indexing of benefit payments; and

•                  increasing the amount beneficiaries can earn a week before their benefit is abated.

Budget 2009 will advance our priorities in law and order.   Our focus is on reducing violent crime and making communities safer through a range of policies including strengthened sentencing, parole and bail laws, increased numbers of police, targeting of gangs, an expanded range of interventions for youth offenders and improvement of services to victims of crime.

Health remains a central priority for ensuring the wellbeing of New Zealanders.  We want to improve the responsiveness of the health system and provide accessible and quality care to all New Zealanders.

The Budget will focus on the priorities that we campaigned on

The primary focus of new spending in Budget 2009 will be the policies announced in the Post-election Action Plan published during the election, including a transitional relief programme for people who lose their job, investment in infrastructure and improving health services.

There may also be some service delivery risks in some areas.  Funding for these risks will be considered alongside our priorities.  The threshold for these types of bids will be high and the Government expects these to be a last resort once all other options to fund them have been considered, including redirecting resources currently being used to fund activities that are not consistent with our priorities.

The operating allowance in Budget 2009 will be $1.75 billion per annum, plus a capital allowance of $1.45 billion for Budget 2009 across the five year period, as well as a capital allowance of $1.45 billion from Budget 2010 to Budget 2012.

Consistent with our announcements during the election campaign, the operating allowance for Budget 2009 will be $1.75 billion per annum to fund the Government’s priorities for new spending.   In accordance with usual practice, the costs of funding the non-earners account component of ACC will not be counted as part of the operating allowance.

Table 2 — Operating Allowance

($ million)	2008/09	2009/10	2010/11	2011/12	2012/13 and outyears
Budget 2009	1750	1750	1750	1750	1750

Owing to the current economic environment and our focus on improving productivity through accelerated infrastructure investment, we have increased and brought forward our capital spending intentions.  While the previous government had a capital allowance of $900 million, Budget 2009 will now include $1.45 billion of new capital spending, spread across the five year forecast period.  Subsequent Budgets from 2010 to 2012 will include increase in capital spending of the same amount.  In Budget 2013 the new capital spending will be increased to $1.65 billion.

Figure 5 – Change in capital allowance since 2008 Fiscal Strategy Report

Source: The Treasury

Table 3 shows some indicative phasing for new capital spending across the five year period, with the actual spending pattern determined by decisions about the precise detail of new programmes.  For example, Budget 2009 is likely to include $20 million of new capital spending for the 2008/09 fiscal year, on top of the existing capital spending for the year.

Table 3 — Capital allowance

($million)	2008/09	2009/10	2010/11	2011/12	2012/13	Remaining years	Five-year total
Budget 2009	20	630	450	350	—	—	1450
Budget 2010	—	20	630	450	350	—	1450
Budget 2011	—	—	20	630	450	350	1450
Budget 2012	—	—	—	20	630	800	1450
Total	20	650	1100	1450	1430	1150	5800

Conclusion

Budget 2009 will be delivered at a time of projected fiscal challenge but New Zealanders should be assured that the new Government’s top priority is to manage the economic challenges that lie ahead.  We have outlined above our plan to deal with the immediate economic challenges and Budget 2009 will follow through on a three-year programme of responsible fiscal management.  We will meet the challenges ahead in a way that is both fiscally responsible and provides New Zealanders with a solid platform to achieve higher and sustainable economic growth over the medium-term and beyond.

Hon Bill English
Minister of Finance

18 December 2008

Annex 1

Long-term Fiscal Objectives and Short-term Fiscal Intentions

As discussed in the text, the Government will be revising the long-term fiscal objectives for publication in the 2009 Fiscal Strategy Report.  As a result, the current long-term fiscal objectives are unchanged from the 2008 Fiscal Strategy Report.

Table A1 sets out the revised short-term intentions if the government were to take no action.  The table also includes the short-term intentions published in the 2008 Fiscal Strategy Report.  As discussed in the text, the fiscal forecasts are outside the range that the Government considers prudent and it will be taking steps to ensure debt and net worth do not deteriorate to that extent.

Table A1: Short-term fiscal intentions

2009 Budget Policy Statement	2008 Fiscal Strategy Report

Operating balance	Operating balance

Based on operating amounts for the 2009 Budget, and indicative amounts for the 2010 and 2011 Budgets, the OBEGAL is forecast to be -0.6% of GDP in 2008/09, decreasing to -6.3% of GDP by 2012/13.

Based on operating amounts for the 2008 Budget, and indicative amounts for the 2009 and 2010 Budgets, the OBEGAL excluding NZS Fund retained revenue is forecast to be 0.7% of GDP in 2008/09, decreasing to 0.1% of GDP by 2011/12. This remains consistent with the long-term objective for the operating balance.

Debt	Debt

Total debt (including Reserve Bank Settlement Cash) is forecast to be 43.6% of GDP in 2012/13.	Total debt (including Reserve Bank Settlement Cash) is forecast to be 25.9% of GDP in 2011/12.

Gross sovereign-issued debt including Settlement Cash is forecast to be 36% of GDP in 2012/13. Excluding Settlement Cash, gross sovereign-issued debt is forecast to be 33.1% of GDP in 2012/13.	Gross sovereign-issued debt including Settlement Cash is forecast to be 19.6% of GDP in 2011/12. Excluding Settlement Cash, gross sovereign-issued debt is forecast to be 16.8% of GDP in 2011/12.
The Government will set forecast new operating and capital spending amounts over the next three years that are consistent with the long-term objective for debt.

Expenses	Expenses

Total Crown expenses are forecast to be 46.1% of GDP in 2012/13.	Total Crown expenses are forecast to be 42.4% of GDP in 2011/12.

Core Crown expenses are forecast to average 35.1% over the forecast period and be 35.2% of GDP in 2012/13.	Core Crown expenses are forecast to average 32.9% over the forecast period and be 33% of GDP in 2011/12.

This assumes new operating expense amounts of $1.75 billion per annum for the 2009 Budget, growing at 2% thereafter (GST exclusive).	This assumes new operating expense amounts of $1.75 billion per annum for the 2009 Budget, $1.79 billion per annum for the 2010 Budget and $1.82 billion per annum for the 2011 Budget (GST exclusive).

2009 Budget Policy Statement	2008 Fiscal Strategy Report

Revenues	Revenues

Total Crown revenues are forecast to be 43.2% of GDP in 2012/13. Within this, core Crown revenues are forecast to be 31.8% of GDP in 2012/13.	Total Crown revenues are forecast to be 42.5% of GDP in 2011/12. Within this, core Crown revenues are forecast to be 32.7% of GDP in 2011/12.

The fiscal forecasts incorporate personal tax reductions. As a result, core Crown tax-to-GDP is forecast to decline from 30.6% in 2008/09 to 28.6% in 2012/13.	Budget 2008 introduces personal tax reductions. As a result, core Crown tax-to-GDP is forecast to decline from 31.5% in 2007/08 to 29.6% in 2011/12.

Net worth	Net worth

Total Crown net worth is forecast to be 41.1% of GDP in 2012/13. Core Crown net worth is forecast to be 15% of GDP in 2012/13.	Total Crown net worth is forecast to be 52.5% of GDP in 2011/12. Core Crown net worth is forecast to be 28.4% of GDP in 2011/12.